Mail Stop 3720

February 13, 2007

Via U.S. Mail and Fax
John Maguire
Chief Financial Officer
CanWest Global Communications Corp.
3100 CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba, Canada R3B 3L7

> **RE: CanWest Global Communications Corp.**
> **Form 40-F for the fiscal year ended August 31, 2006**
> **Filed November 29, 2006**
> **File No. 001-14148**

Dear Mr. Maguire:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended August 31, 2006

Financial Statements and Notes
Note 1. Significant Accounting Policies
Revenue Recognition, page14

1.   We note your disclosure that "[r]evenue derived from broadcasting activities consists primarily of the sale of the airtime which is recognized at the time commercials are broadcast, net of any provision for viewer shortfall." In this regard, tell us in further detail your revenue earning process and terms of arrangement with your customers. Tell us and disclose how you estimate the provision for viewer shortfall in recognizing your airtime revenues. Also, tell us if your revenue recognition policy differs from that of US GAAP. If so, advise us where you have reflected the difference in Note 25. If not, please explain.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Andrew Mew, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director